UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CODE GREEN APPAREL CORP.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

19189Y207
(CUSIP Number)

January 11, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19189Y207	13G	Page 1 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscaleta Partners LLC 46-3824902
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,051,380
	6.	SHARED VOTING POWER 1,051,380
	7.	SOLE DISPOSITIVE POWER 1,051,380
	8.	SHARED DISPOSITIVE POWER 1,051,380
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,380
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 19189Y207	13G	Page 2 of 4

Item 1.

(a)	Name of Issuer Code Green Apparel Corp, Inc.

(b)	Address of Issuer’s Principal Executive Offices 31642 Pacific Coast Highway, Ste. 102, Laguna Beach, CA 92651

Item 2.

(a)	Name of Person Filing Oscaleta Partners LLC

(b)	Address of the Principal Office or, if none, residence 90 Grove Street, Ste. 108, Ridgefield CT 06877

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, Par Value $0.001

(e)	CUSIP Number 19189Y207

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

CUSIP No. 19189Y207	13G	Page 3 of 4

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: Reporting Person holds a convertible promissory note in the principal amount of $23,279.00, plus accrued interest (the “Promissory Note”).  Reporting Person has the right to convert such Promissory Note into the Issuer’s common stock. The Promissory Note may not be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Report Person is the beneficial owner of 1,051,380 shares of common stock.  Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b)	Percent of class: 5.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,051,380

	(ii)	Shared power to vote or to direct the vote 1,051,380

	(iii)	Sole power to dispose or to direct the disposition of 1,051,380

	(iv)	Shared power to dispose or to direct the disposition of 1,051,380

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

CUSIP No. 19189Y207	13G	Page 4 of 4

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oscaleta Partners LLC

/s/ Stephen Hicks

By: Stephen Hicks

Its: Manager
Date: January 14, 2019